Marita A. Makinen Partner Tel 646.414.6950 Fax 973.535.3357 mmakinen@lowenstein.com

July 26, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Patrick Gilmore

Re:	Diligent Board Member Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 000-53205

Dear Mr. Gilmore:

On behalf of our client, Diligent Board Member Services, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission (the “SEC”) our response to the Staff’s letter dated July 15, 2013, regarding the Company’s filing referenced above.

Set forth below in bold are each of the comments set forth in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered paragraphs in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	We note your response to prior comment 1 where you state that a special committee was appointed by your board of directors to review compliance with applicable regulations. Please tell us what facts led to your board appointing a special committee to review these matters.

Response: In December 2012, following a press release issued by the law firm of Levi & Korsinsky, LLP in November 2012 announcing an investigation concerning the “compensation provided to certain of the Company’s executive officers” and a call received by the Company from a shareholder expressing concern that certain stock option grants may have exceeded applicable individual caps in the Company’s stock incentive plans, the Board determined that it would be advisable to appoint a special committee of the Board (the “Special Committee”).  The Special Committee, consisting of directors who were not on the Board at the time of the grants at issue and were not the recipients of any grants, was delegated broad authority by the Board to investigate the circumstances surrounding the grants and to take all such action in respect of such grants as it deemed necessary and advisable.

As disclosed by the Company in January 2013, the Special Committee determined that three stock option awards appeared to have exceeded the applicable plan caps. In addition, in connection with its work, and with the assistance of its counsel Goodwin Procter LLP and Minter Ellison Rudd Watts, the Special Committee identified that the Company had not taken certain actions that were necessary or advisable to comply with applicable laws in connection with stock issuances under its stock incentive plans, including the filing of a Registration Statement on Form S-8 in the United States and the delivery of a prospectus in New Zealand. The Company self-reported all instances of non-compliance with the NZSX and the Financial Markets Authority in New Zealand and the SEC in the United States.

After receiving the findings and recommendations of the Special Committee, as described in Item 9A of the Company’s Form 10-K for the fiscal year ended December 31, 2012, the Board unanimously adopted resolutions calling for remedial and other actions to improve the Company’s internal controls and governance, including that the Company will take steps to assure that all shares issued under its stock incentive plans are registered with all applicable regulatory authorities and are issued in compliance with all applicable laws.

Form 10-K for the Fiscal Year Ended December 31, 2012

Emerging Growth Company, page iii

2.	In your next periodic report on Form 10-Q, please disclose whether you will adopt the extended transition period for complying with new or revised accounting standards pursuant to Section 107 of the Jumpstart Our Business Startups Act of 2012.

Response: The Company acknowledges the Staff’s comment and, in its next periodic report on Form 10-Q, will disclose whether it will adopt the extended transition period for complying with new or revised accounting standards pursuant to Section 107 of the Jumpstart Our Business Startups Act of 2012.

Item 1A. Risk Factors

General

3.	In future filings, please revise your risk factor section to disclose that as an emerging growth company you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls. Please also disclose any resultant risks.

Response: The Company acknowledges the Staff’s comment and in future filings will revise its risk factor section to disclose that as an emerging growth company it will not be required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls and any resultant risks.

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“Interruptions or delays in service from our data center…,” page 13

4.	In response to prior comment 7, you state that the company would not experience material disruption if it needed to replace one of its data center hosting facilities, and that you have a series of redundancy measures in place. However, your risk factor disclosure indicates that interruptions and an inability to renew your agreements could result in additional costs or downtime. Please reconcile.

Response: In response to prior comment 7, the Company addressed the standard for filing service agreements with its data hosting center facilities, agreements entered into in the ordinary course of the Company’s business, pursuant to Item 601 of Regulation S-K. The Company concluded that its business is not “substantially dependent” on any of such agreements. The Company also noted in its risk factor disclosure that the failure to renew such agreements on commercially reasonable terms, or the need to add additional data center providers, may lead to additional cost or downtime. While the Company believes that risk factor disclosure may be appropriate information for investors even if the Company’s business is not substantially dependent on the individual contracts, the Company acknowledges the Staff’s comment and in future filings will revise its risk factor disclosure to eliminate the reference to downtime and will consider whether its other risk factor disclosures relating to data center hosting facilities remain appropriate in light of the Company’s then-current data center hosting arrangements.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 35

5.	We note from the disclosures on page 43 that the amount of income attributable to common shareholders differs from net income by 4% for 2012 and 11% for 2011. The quantitative difference for 2011 appears material in view of footnote 2 to SAB Topic 6.B. Please confirm that you will consider this quantitative guidance in determining materiality for purposes of presenting income attributable to common shareholders on the face of the Consolidated Statements of Income in future filings.

Response: The Company acknowledges the Staff’s comment and confirms that it will consider SAB Topic 6.B in determining materiality for purposes of presenting income attributable to common shareholders on the face of its Consolidated Statements of Income in future filings.

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3) Significant Accounting Policies

Revenue Recognition, page 41

6.	We note your response to prior comment 5 regarding how you determined the period over which to recognize the upfront installation fee, including the fact that the renewal fee for the subscription service is not discounted from the original fees for the service. However, considering you do not sell these services separately, your continuing involvement after installation and the fact that subscription services being provided are essential to your customers receiving the expected benefit of the up-front payment, we believe the amount should be recognized over the estimated customer life. As a result, please address the following:

•	Elaborate further on the nature of the services performed in providing installation of the Boardbooks application.
•	You indicate that the installation fee is relatively insignificant (15-20%) as compared to the ongoing subscription fee. Please explain further why you believe the installation fee is insignificant. As part of your response, clarify how you are calculating the installation fee (e.g., as a percentage of a monthly subscription fee, the total subscription fee for the entire arrangement, etc.).
•	Tell us the amount of installation fee revenue recognized for the years ended December 31, 2012 and 2011 and the quarterly period ended March 31, 2013.

Response: As communicated by the undersigned to the Staff, the Company is working to complete its previously disclosed review of its revenue recognition practices and is considering the Staff’s comment in connection with this review. The Company will respond to the Staff’s comment by a supplemental response letter promptly upon completion of its review.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed June 4, 2013)

Compensation Discussion and Analysis

Summary Compensation Table, page 25

7.	In future filings, briefly describe the basis for the variances in salary increases among the named executive officers. Refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in future filings it will briefly describe the basis for variances in salary increases among named executive officers.

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The statement from the Company previously requested by the Staff is included as Annex A to the response letter. We would very much appreciate receiving the Staff’s questions or additional comments, if any, at your earliest convenience. If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6950.

Sincerely yours,

/s/ Marita A. Makinen
Marita A. Makinen

cc:

Thomas N. Tartaro, Esq., Diligent Board Member Services, Inc.

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Annex A

Diligent Board Member Services, Inc.

39 West 37th Street, 8th Floor

New York, NY 10018

July 26, 2013

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re: Diligent Board Member Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 00-53205

Ladies and Gentlemen:

In connection with the above-captioned filings, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DILIGENT BOARD MEMBER SERVICES, INC.

By:	/s/ Alessandro Sodi
Alessandro Sodi
Chief Executive Officer

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